                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                   -------

                                 FORM 12b-25
                          NOTIFICATION OF LATE FILING
(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ X ]Form 10-Q [ ]Form N-SAR
                 For Period Ended: March 31, 1999

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE
   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                       PART I - REGISTRANT INFORMATION

                   BRUNNER COMPANIES INCOME PROPERTIES, L.P. III
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

                               3632 WHEELER ROAD
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

                               AUGUSTA, GA 30909
--------------------------------------------------------------------------------
City, State and Zip Code

                      PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)
         (a)  |  The reasons described in reasonable detail in Part III of this
              |  form could not be eliminated without unreasonable effort or
              |  expense;
 [X]     (b)  |  The subject annual report, semi-annual report, transition
              |  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
              |  thereof, will be filed on or before the fifteenth calendar day
              |  following the prescribed due date; or the subject quarterly
              |  report or transition report on Form 10-Q, or portion thereof
              |  will be filed on or before the fifth calendar day following
              |  the prescribed due date; and
         (c)  |  The accountant's statement or other exhibit required by Rule
              |  12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is in the business of owning and operating for investment two regional shopping centers. The Registrant's lender, in February 1999, commenced foreclosure proceedings against both shopping centers in the state court jurisdictions where the shopping centers are located. In both proceedings the state courts have appointed receivers to manage the operation of the shopping centers. Additionally, the lender, in February 1999, revoked the Registrant's license to collect rents from the shopping centers. As a result of these extraordinary events and the impact of those events upon the content of the Registrant's financial statement for the First Quarter of 1999, the Registrant requires an additional five days in which to file such report.

                         PART IV - OTHER INFORMATION
(1)      Name and telephone number of person to contact in regard to this notification
           FRANK B. TURNER, JR.           (706)                863-0823
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No
         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

(3) It is anticipated that the amount of cash and cash equivalents will be positively impacted by the reduction in cash flows used in financing activities. It is further anticipated that revenues and expenses will decrease from those of first quarter 1998. Based upon real estate appraisals performed at the request of the Registrant, it is anticipated that the net value of the Registrant's investment properties will be substantially reduced. Due to the extraordinary nature of the events which occurred during the first quarter 1999, neither precise results nor reasonable estimates are yet available.

--------------------------------------------------------------------------------

                  BRUNNER COMPANIES INCOME PROPERTIES, L.P. III
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 14, 1999                   By  /s/ Frank B. Turner, Jr.
    -----------------------------      ----------------------------------------
                                        Frank B. Turner, Jr. as Secretary
                                        of 104 Management, Inc., on
                                        Behalf of the Registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTION
1.       This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
         General Rules and Regulations under the Securities Exchange Act of
         1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
         201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).